Filed Pursuant to Rule 253(g)(2)

File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 22 DATED OCTOBER 1, 2020

TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of September 30, 2020;
•	Share Redemption Plan Status;
•	Historical NAV Information; and
•	Real Estate Performance

Net Asset Value as of September 30, 2020

As of September 30, 2020, our net asset value (“NAV”) per common share is $9.84. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	September 30, 2020 [1]	June 30, 2020 [1]
ASSETS
Investments, at fair value	$93,344	$99,372
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	26,115	31,820
Other real estate investments, at fair value	67,229	67,552
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	8,443	1,365
Current interest receivable	115	150
Other assets	4	5
Total Assets	$101,906	$100,892

LIABILITIES
Accounts payable	$89	$158
Due to related party	202	207
Note payable	10,439	5,886
Dividends payable [2]	885	158
Total Liabilities	$11,615	$6,409

NET ASSETS CONSIST OF:
Fundrise Midland Opportunistic REIT, LLC Members’ Equity:
Common shares; 9,172,918 and 9,631,887 shares outstanding, net of offering costs, on September 30, 2020 and June 30, 2020, respectively	$80,453	$85,817
Retained Earnings (Accumulated deficit)	2,898	2,309
Net adjustments to fair value	6,940	6,357
NET ASSETS	$90,291	$94,483
NET ASSET VALUE PER SHARE, on 9,172,918 and 9,631,887 shares outstanding for the periods ended September 30, 2020 and June 30, 2020, respectively [3]	$9.84	$9.81

[1] Estimated Balance Sheets as of September 30, 2020 and June 30, 2020.

[2] This amount does not include accrual for dividends payable that were declared before September 30, 2020 that related to the fourth quarter of 2020 or dividends payable that were declared before June 30, 2020 that relate to the third quarter of 2020, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on September 30, 2020 and June 30, 2020, respectively.

On October 1, 2020, the Company announced that its net asset value per share (“NAV”) as of September 30, 2020 is $9.84 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2020, we expect to redeem approximately 242,750 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from December 31, 2017 to September 30, 2020.

Date	NAV Per Share
December 31, 2017	$10.00
March 31, 2018	$10.00
June 30, 2018	$10.00
September 30, 2018	$10.00
December 31, 2018	$10.00
March 31, 2019	$10.00
June 30, 2019	$10.00
October 1, 2019	$10.00
December 31, 2019	$10.00
March 31, 2020	$10.00
June 30, 2020	$9.81
September 30, 2020	$9.84

Real Estate Performance

NAV for the quarter was up slightly with the majority of assets continuing to perform as projected.

Of note, the EVO Property, an apartment asset located in Las Vegas, NV, continues to perform below pre-COVID expectations as markets like Las Vegas, that are heavily dependent on hospitality and tourism, are facing continued downward pressure. To the extent that there is not a second round of stimulus passed by Congress, we expect that this downward pressure will likely continue in the short-term until there exists a reliable long-term solution to combating the global coronavirus (COVID-19).

That said, our long-term view on the quality of the asset remains positive. We still believe that we acquired the property at a very attractive basis and are working closely with our joint-venture partner to ensure that operations remain stable.

Overall, we believe that as the Las Vegas economy begins to recover and employment returns to more normal levels the asset is poised to rebound and these near term NAV fluctuations will have a relatively small overall impact on the long-term performance of the fund.